March 20, 2013

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3030

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin L. Vaughn, Accounting Branch Chief
Gary Newberry, Staff Accountant
Lynn Decker, Reviewing Accountant

Re:	Lam Research Corporation
Form 10-K for the Fiscal Year Ended June 24, 2012, Filed August 22, 2012
File No. 0-12933

Ladies and Gentlemen:

Lam Research Corporation (the “Company” or “Lam” or “we”) is submitting this letter via EDGAR in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 25, 2013 (the “Staff Letter”) relating to the Company’s Form 10-K filed August 22, 2012 (File No. 0-12933) (the “Form 10-K”) and the Company’s Form 8-K filed June 4, 2012 (the “Form 8-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended June 24, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income tax expense, page 28

1.	We note from your income tax disclosures in footnote 15 beginning on page 66 and segment disclosures in footnote 18 beginning on page 73 what appear to be a disproportionate relationship among domestic and foreign revenues, pre-tax income and tax rates. Foreign revenues were approximately 83%, 88% and 91% of total revenues in the past three fiscal years. Foreign pre-tax income was approximately 103%, 80% and 67% of total pre-tax income, foreign taxes were approximately 83%, 22% and 27% of total taxes, and the foreign rate differential in the reconciliation caused a reduction in effective rates of approximately 25%, 27% and 20%, respectively. With a view towards future disclosure, please explain how income tax planning has historically impacted or is reasonably likely to impact future results of operations or financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.

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We respectfully acknowledge the Staff’s comment and advise the Staff that the basis for our presentation of the mix of U.S. and international revenue in Note 18 differs from the basis for our presentation of the mix of U.S. and international income before income taxes in Note 15. ASC paragraph 280-10-55-22 indicates that, “in determining the revenues attributable to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.” As we disclosed in Note 18, revenue is attributed to the geographic location in which the customers’ facilities are located. In accordance with SEC Regulation S-X, Rule 4-08(h), the presentation of the mix of U.S. and international income before income taxes in Note 15 is based on legal entity status, either U.S. or non-U.S. (foreign legal entity). In addition, our operating expenses vary by geography.

The effect of foreign earnings taxed at lower rates on our effective tax rate is determined by our mix of U.S. and international income before income taxes, as well as changes in the amount of unrecognized tax benefits related to international income. To date, the Company has provided discussion of the effect of the foreign tax rates on its effective tax rate to assist investors in understanding the Company’s results of operations. The Company has discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) the impact on its effective tax rate of earnings in jurisdictions in which it conducts operations and has provided disclosure regarding the impact. In particular, this disclosure includes the discussion under Results of Operations, “Income Tax Expense,” which explains that the Company’s effective tax rate is impacted by the change in geographical mix of income between higher and lower tax jurisdictions. In addition, Note 15 provides disclosure related to foreign and domestic pre-tax income, foreign and domestic income tax (benefit) expense and the effect foreign taxes have on our overall effective tax rate. The Company also disclosed the amount of the tax holiday benefit.

In light of the Staff’s comment, in future filings, we will expand the discussion of our provision for income taxes appearing in MD&A to include the following:

International revenues account for a significant portion of our total revenues, such that a material portion of our pre-tax income is earned and taxed outside the United States at rates that are generally lower than in the United States. Please refer to Note 15 of the Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates, page 29

2.	Please tell us why you did not consider fair value measurements to be a critical accounting policy, given the Novellus acquisition. Include a discussion of how the fair values for the acquired intangible assets and goodwill, as disclosed on page 71, were determined as part of your response. Refer to Financial Reporting Codification 501.14.

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings we will expand our goodwill and intangible assets critical accounting policy to include a discussion of how the fair values of goodwill and identified intangibles were determined, substantially as set forth below with respect to the 2012 fiscal year, to the extent then relevant and appropriate under the circumstances.

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Critical estimates in valuing certain intangible assets include but are not limited to estimating future expected cash flows from assets acquired and determining discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. Estimates associated with the accounting for acquisitions may change as additional information becomes available.

With respect to the acquisition of Novellus, acquired intangibles primarily included existing technology and customer relationships. Existing technology represents the underlying hardware, software, robotics, chemical and mechanical processes embedded in the various tools, which have passed technological feasibility. We valued the existing technology using the relief from royalty method, a form of the income approach. The relief from royalty method estimates the cost savings that accrue to the owner of an intangible asset that would otherwise be payable as royalties or license fees on revenues earned through the use of the asset. The value of the intangible asset is equal to the present value of the after-tax royalty savings attributable to owning the intangible asset.

Customer relationships have value when they represent an identifiable and predictable source of cash flows to the combined business enterprise. We valued customer relationships that resulted in repeat purchases and customer loyalty using the multi-period excess earning method, a form of the income approach. The estimated fair value of the customer contracts and related relationships represents the sum of the present value of the expected cash flows attributable to those customer relationships. The cash flows were determined from the revenue and profit forecasts associated with existing contracts and renewals, as well as add-ons and growth opportunities that are expected to be generated from these customer relationships.

Goodwill and Intangible Assets, page 30

3.	With a view towards future disclosure, please tell us how you determined your reporting units and how goodwill will be allocated among the units for purposes of goodwill impairment testing.

We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings, we will expand our goodwill and intangible assets critical accounting policy to include a discussion of our determination of reporting units and related goodwill allocation, as set forth below.

Goodwill represents the amount by which the purchase price of a business combination exceeds the fair value of the net tangible and identifiable intangible assets acquired. Each component of the Company for which discrete financial information is available and for which segment management regularly reviews the results of operations is considered a reporting unit. All goodwill acquired in a business combination is assigned to one or more reporting units as of the

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acquisition date. Goodwill is assigned to the Company’s reporting units that are expected to benefit from the synergies of the combination. The goodwill assigned to a reporting unit is the difference between the acquisition consideration assigned to the reporting unit on a relative fair value basis and the fair value of acquired assets and liabilities that can be specifically attributed to the reporting unit.

Liquidity and Capital Resources, page 31

4.	Please tell us what consideration you have given to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. As part of your response, please tell us the amount of cash and investments that are currently held by your foreign subsidiaries, the tax impact of repatriating the undistributed earnings of foreign subsidiaries and your current intention with regard to repatriation of such funds. Refer to Item 303(a)(1) of Regulation S-K.

We respectfully acknowledge the Staff’s comment and advise the Staff that as of June 24, 2012, approximately $1.5 billion of our cash and cash equivalents, out of a total of approximately $3.0 billion, is held outside of the U.S. in our foreign subsidiaries. We earn a significant amount of our operating income outside the U.S., which is deemed to be permanently reinvested in foreign jurisdictions. Our permanent reinvestment assessment was based upon the analysis of several factors, including financial requirements of Lam and its foreign subsidiaries, long- and short-term operational and fiscal objectives, cash available for remittance, and the cost of remitting such foreign earnings. While we currently do not foresee a need to repatriate funds, should we require more capital in the U.S. than is generated by our operations locally, we could elect to repatriate funds held in foreign jurisdictions, or raise funds through borrowings or public or private sales of debt or equity securities, although such activities could result in higher effective tax rates, increased interest expense or dilution of our shareholders’ interests. On page 68 (Note 15: Income Taxes), the Company discusses the indefinite reinvestment of the Company’s undistributed earnings of foreign subsidiaries, the cumulative amount of foreign earnings and the tax impact if such earnings were repatriated to the U.S. The Company will continue to disclose these items in future Form 10-K filings.

In future filings, we will disclose the aggregate amount of cash and investments held in foreign subsidiaries. In addition, we will provide a cross reference in MD&A to our disclosure in the notes to the annual financial statements of the amount of temporary difference resulting from earnings for certain non-U.S. subsidiaries which are permanently reinvested outside the U.S. and the unrecognized deferred tax liability associated with these temporary differences, which states:

“Unremitted earnings of the Company’s foreign subsidiaries included in consolidated retained earnings aggregated to approximately $1.9 billion at June 24, 2012. These earnings are indefinitely reinvested in foreign operations. If these earnings were remitted to the United States, they would be subject to U.S. and foreign withholding taxes of approximately $430.5 million at current statutory rates. The Company’s federal income tax provision includes U.S. income taxes on certain foreign-based income.”

Notes to Consolidated Financial Statements, page 44

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Note 18 – Segment, Geographic Information and Major Customers, page 73

5.	In future filings, please provide the revenues from each group of similar products and services, as discussed in Part I, Item 1, or disclose that providing such information is impractical. Provide your proposed disclosure as part of your response. Refer to paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

In response to the Staff’s comment, the Company respectfully submits to the Staff that the Company considered and followed the disclosure guidance from FASB ASC 280-10-50-40. We respectfully advise the Staff that over 95 percent of the Company’s revenue is derived from the sale of semiconductor processing equipment and related services. Semiconductor processing equipment is sold by a common sales force and installed at our customers’ manufacturing facilities by a common field service team. The Company’s services are an extension of the semiconductor processing equipment and are only provided to customers who have previously purchased systems from the Company. A limited number of customers account for a significant portion of revenues across all products. Products sold by the Company in areas outside of the semiconductor processing equipment, which relate primarily to products in industrial applications, account for less than 3 percent of total revenue. We do not believe the disclosure of revenues for each of these products and services is required because the substantial majority of our revenues relate to semiconductor processing equipment which we believe meet the criteria of similar products and services as outlined in ASC 280-10-50-40.

Form 8-K filed June 4, 2012

6.	We note that you consummated the merger with Novellus on June 4, 2012. You state that the Novellus audited financial statements for the three years ended December 31, 2011 and pro forma information will be filed by amendment to the Form 8-K no later than August 17, 2012. We further note that based on the filing date of the Form 8-K, Rule 3-05 of Regulation S-X would also require interim financial statements as of and for the three months ended March 31, 2012. We note that the annual audited financial statements referred to here were filed on a Form S-4 that was declared effective on March 28, 2012. Finally, we note that you have not filed any amendment to the Form 8-K to provide the financial statements required under Rule 3-05 of Regulation S-X. General Instruction B.3. to Form 8-K states that “If the registrant has previously reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.” Please provide us with your analysis as to whether the information required by Rule 3-05 of Regulation S-X is substantially the same as the information previously provided in connection with the Form S-4. In this regard, please ensure your analysis addresses whether there were any significant subsequent events that would materially affect an investor’s understanding of the target company (Novellus).

We respectfully acknowledge the Staff’s comment and advise the Staff that the Company believes that the information required to be provided pursuant to Rule 3-05 of Regulation S-X is substantially the same as the information previously provided in connection with the Form S-4 and Novellus’ quarterly report as of and for the three months ended March 31, 2012 on Form 10-Q. Accordingly, the Company elected not to file interim financial statements for Novellus as of and for the three

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months ended March 31, 2012. In making this determination, the Company relied on the guidance provided by the Staff in Section 2045.16 of the Commission’s accounting manual that, in the absence of a significant subsequent event that would materially affect an investor’s understanding of the target company, a single quarter’s financial statements need not be filed. Upon the consummation of the acquisition, the Company concluded that (1) there had been no significant subsequent events with respect to Novellus during the single quarter subsequent to the date of the financial information disclosed in the Form S-4 and preceding the acquisition that would have materially affected an investor’s understanding of Novellus and (2) the financial information (including net income, total assets, and total liabilities) was otherwise substantially the same as the information previously provided in connection with the Form S-4.

Closing Comments

As requested in the Staff Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comment. Please direct your questions or comments to me via facsimile at (510) 249-4784, with a copy to Timothy G. Hoxie of Jones Day at (415) 875-5700. Thank you for your assistance.

Very truly yours,

/s/ John Theler
John Theler, Vice President, Corporate Controller

cc:	Douglas R. Bettinger, EVP and CFO

Sarah A. O’Dowd, SVP and CLO

George Schisler, Vice President General Legal Affairs

Timothy G. Hoxie, Jones Day